Larimar Therapeutics, Inc.

Three Bala Plaza East, Suite 506

Bala Cynwyd, Pennsylvania 19004

August 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Larimar Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 14, 2020 (File No. 333-246370)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Larimar Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-246370) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on September 1, 2020, or as soon thereafter as is practicable.

Please contact Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

LARIMAR THERAPEUTICS, INC.

By:	/s/ Carole Ben-Maimon
	Name:	Carole Ben-Maimon, M.D.
	Title:	President and Chief Executive Officer